 Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for December 2018

PANAMA CITY, Jan. 17, 2019 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for December 2018:

Operating Data	Dec	Dec	% Change	FY	FY	% Change
	2018	2017	(YOY)	2018	2017	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	2,258.7	2,130.7	6.0%	25,817.6	23,935.1	7.9%
RPM (mm) (2)	1,854.5	1,760.4	5.3%	21,529.5	19,914.2	8.1%
Load Factor (3)	82.1%	82.6%	-0.5p.p.	83.4%	83.2%	0.2p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of December 2018, Copa Holdings' system-wide passenger traffic (RPMs) increased 5.3% year over year, while capacity (ASMs) increased 6.0%. As a result, system load factor for the month was 82.1%, 0.5 percentage points lower than December 2017.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 32 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 106 aircraft: 82 Boeing 737NG aircraft, 5 Boeing 737 MAX9 and 19 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT:
Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774